FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant ' s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	New President of Telefónica de Perú, S.A.A.	2

JAVIER NADAL,

NEW PRESIDENT OF TELEFÓNICA DEL PERU

  Juan Revilla, Chief Executive Officer of the Company

The Board of Directors of Telefónica del Perú approved yesterday the assignment of Javier Nadal as the new President of the Company, after the resignation of Alfonso Bustamante. Up until yesterday, Javier Nadal was Director of Corporate Regulation of Telefonica S.A.

Alfonso Bustamante, who has been responsible for the consolidation of the businesses of Telefónica del Perú, will maintain his relationship with the Group as a Director of Telefónica del Perú S.A.A. and President of the Foundation of Telefónica in Perú.

Likewise, after the designation of Mr. José Ramón Vela as Corporate Development Director of Telefónica Internacional S.A., afiliate of Telefónica S.A., has been agreed that Juan Revilla will replace him as Chief Executive Officer of the Company. Mr. Revilla was, until yesterday, the Corporate Purchasing Assistant Director of Telefonica Group.

Madrid, January 22nd ,2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 22nd , 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors